Exhibit 99.1

1700-700 West Pender Street Vancouver, BC V6C 1G8 Canada Tel: (604) 688-9368 Fax: (604) 688-9336 www.kobexminerals.com TSX-V: KXM ïNYSE-MKT: KXM

NEWS RELEASE

KOBEX MINERALS INC. TERMINATES MOU ON INDONESIAN NICKEL LATERITE PROPERTY

Vancouver, BC – November 20, 2012 – Kobex Minerals Inc. (“Kobex” or the “Company”) (TSX.V:KXM, NYSE MKT:KXM) has advised Geologic Systems Ltd. (“Geologic”) that it has terminated the Kobex / Geologic Memorandum of Understanding dated September 24, 2012.

For further information contact:
Kobex Minerals Inc.
Alfred Hills, President
Tel: 604-688-9368 / Fax: 604-688-9336
investor@kobexminerals.com

On behalf of the Board of Directors
KOBEX MINERALS INC.

“Alfred Hills”
________________________
Alfred Hills, President and CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the
TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.